UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Planet Technologies, Inc.

(formerly known as Planet Polymer Technologies, Inc.)

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

727044 20 8

(CUSIP Number)

Bruce A. Backberg

Senior Vice President

The Travelers Companies, Inc.

385 Washington Street

St. Paul, Minnesota  55102

(651) 310-7916

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 8, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 727044 20 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Travelers Companies, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,608,000 (see Item 5 and note (1) below)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,608,000 (see Item 5 and note (1) below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,608,000 (see Item 5 and note (1) below)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 38.2%

14.	Type of Reporting Person (See Instructions) HC and CO

(1)       Includes 222,000 shares of Common Stock of Planet Technologies, Inc. issuable upon the conversion of 83,333 shares of Series B Preferred Stock of Planet Technologies, Inc. The conversion price for each share of Series B Preferred Stock is initially set at $2.25 per share, subject to adjustment, for an initial conversion rate of 2-2/3 shares of Common Stock for each share of Series B Preferred Stock. The Series B Preferred Stock is not convertible until June 1, 2008, or earlier under certain circumstances as provided for in the Certificate of Determination, which is included in Exhibit B to the  Series B Preferred Stock Purchase Agreement dated November 8, 2007 by and among Planet Technologies, Inc., Windamere III, LLC and certain other investors listed therein, which is filed as Exhibit 12 hereto.

CUSIP No. 727044 20 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) St. Paul Fire and Marine Insurance Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,608,000 (see Item 5 and note (1) below)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,608,000 (see Item 5 and note (1) below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,608,000 (see Item 5 and note (1) below)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 38.2%

14.	Type of Reporting Person (See Instructions) IC and CO

(1)       Includes 222,000 shares of Common Stock of Planet Technologies, Inc. issuable upon the conversion of 83,333 shares of Series B Preferred Stock of Planet Technologies, Inc. The conversion price for each share of Series B Preferred Stock is initially set at $2.25 per share, subject to adjustment, for an initial conversion rate of 2-2/3 shares of Common Stock for each share of Series B Preferred Stock. The Series B Preferred Stock is not convertible until June 1, 2008, or earlier under certain circumstances as provided for in the Certificate of Determination, which is included in Exhibit B to the  Series B Preferred Stock Purchase Agreement dated November 8, 2007 by and among Planet Technologies, Inc., Windamere III, LLC and certain other investors listed therein, which is filed as Exhibit 12 hereto.

CUSIP No. 727044 20 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Split Rock Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,608,000 (see Item 5 and note (1) below)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,608,000 (see Item 5 and note (1) below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,608,000 (see Item 5 and note (1) below)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 38.2%

14.	Type of Reporting Person (See Instructions) OO

(1)       Includes 222,000 shares of Common Stock of Planet Technologies, Inc. issuable upon the conversion of 83,333 shares of Series B Preferred Stock of Planet Technologies, Inc. The conversion price for each share of Series B Preferred Stock is initially set at $2.25 per share, subject to adjustment, for an initial conversion rate of 2-2/3 shares of Common Stock for each share of Series B Preferred Stock. The Series B Preferred Stock is not convertible until June 1, 2008, or earlier under certain circumstances as provided for in the Certificate of Determination, which is included in Exhibit B to the  Series B Preferred Stock Purchase Agreement dated November 8, 2007 by and among Planet Technologies, Inc., Windamere III, LLC and certain other investors listed therein, which is filed as Exhibit 12 hereto.

CUSIP No. 727044 20 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Windamere III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,108,000 (see Item 5 and note (1) below)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,108,000 (see Item 5 and note (1) below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,108,000 (see Item 5 and note (1) below)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 26.3%

14.	Type of Reporting Person (See Instructions) OO

(1)       Includes 222,000 shares of Common Stock of Planet Technologies, Inc. issuable upon the conversion of 83,333 shares of Series B Preferred Stock of Planet Technologies, Inc. The conversion price for each share of Series B Preferred Stock is initially set at $2.25 per share, subject to adjustment, for an initial conversion rate of 2-2/3 shares of Common Stock for each share of Series B Preferred Stock. The Series B Preferred Stock is not convertible until June 1, 2008, or earlier under certain circumstances as provided for in the Certificate of Determination, which is included in Exhibit B to the  Series B Preferred Stock Purchase Agreement dated November 8, 2007 by and among Planet Technologies, Inc., Windamere III, LLC and certain other investors listed therein, which is filed as Exhibit 12 hereto.

CUSIP No. 727044 20 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fog City Fund, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 500,000 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 500,000 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 12.5%

14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 7 to Schedule 13D hereby amends and supplements a Schedule 13D dated November 30, 2004 (the “Original Statement”), as amended by Amendment No. 1 dated December 17, 2004 (“Amendment No. 1”), Amendment No. 2 dated May 31, 2005 (“Amendment No. 2”), Amendment No. 3 dated August 1, 2005 (“Amendment No. 3”), Amendment No. 4 dated June 1, 2006 (“Amendment No. 4”), Amendment No. 5 dated August 7, 2006 (“Amendment No. 5”) and Amendment No. 6 dated August 7, 2006 (“Amendment No. 6”) filed by and on behalf of The Travelers Companies, Inc., formerly known as The St. Paul Travelers Companies, Inc. (“Travelers”), St. Paul Fire and Marine Insurance Company (“F&M”), Split Rock Partners, LLC (“Split Rock”), Windamere III, LLC (“Windamere”) and Fog City Fund, LLC (“Fog City”) with respect to the common stock, no par value (the “Common Stock”), of Planet Technologies, Inc., a California corporation (“Planet Technologies”).  Travelers, F&M, Split Rock, Windamere and Fog City are sometimes collectively referred to herein as the “Reporting Persons.”

Except as set forth below, there are no changes to the information in the Original Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6.  All terms used but not defined in this Amendment No. 7 are as defined in the Original Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6.  The summary descriptions contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 1.                              Security and Issuer

There are no changes to Item 1.

Item 2.                              Identity and Background

The Reporting Persons hereby add the following disclosure to this Item 2:

The Reporting Person The St. Paul Travelers Companies, Inc. has changed its name to The Travelers Companies, Inc.

Certain information called for by Items 2-6 of this Schedule 13D concerning the directors and executive officers of each of the Reporting Persons has changed since the filing of the Original Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, and is set forth in Exhibit 1.7 attached hereto and incorporated herein by this reference.

Item 3.                              Source and Amount of Funds or Other Consideration

The Reporting Persons hereby add the following disclosure to this Item 3:

On November 8, 2007, Windamere purchased 83,333 shares of Series B Preferred Stock of Planet Technologies at a purchase price of $6.00 per share (which shares are convertible into 222,000 shares of Common Stock of Planet Technologies), for an aggregate purchase price of $500,000.  The purchase price was paid by cancellation of outstanding unsecured promissory notes issued by Planet Technologies to the order of Windamere in the aggregate principal amount of $500,000, as previously disclosed on Amendment No. 4, Amendment No. 5 and Amendment No. 6.

Item 4.                 Purpose of Transaction

The Reporting Persons hereby add the following disclosure to this Item 4:

On November 8, 2007, Windamere purchased 83,333 shares of Series B Preferred Stock of Planet Technologies at a purchase price of $6.00 per share (which shares are convertible into 222,000 shares of Common Stock of Planet Technologies), for an aggregate purchase price of $500,000.  The purchase price was paid by cancellation of outstanding unsecured promissory notes issued by Planet Technologies to the order of Windamere in the aggregate principal amount of $500,000, as previously disclosed on Amendment No. 4, Amendment No. 5 and Amendment No. 6.

The shares of Series B Preferred Stock were issued pursuant to a Series B Stock Purchase Agreement dated November 8, 2007 between Planet Technologies, Windamere and certain other investors, a copy of which has been filed as Exhibit 12 to this Amendment No. 7 and is incorporated herein by this reference.  The Series B Stock Purchase Agreement contains terms and provisions standard and customary for these types of financing transactions, such as representations, warranties and covenants.

The conversion price for each share of Series B Preferred Stock is initially set at $2.25 per share, subject to adjustment, for an initial conversion rate of 2-2/3 shares of Common Stock for each share of Series B Preferred Stock. The Series B Preferred Stock is not convertible until June 1, 2008, or earlier under certain circumstances as provided for in the Certificate of Determination, which is included in Exhibit B to the  Series B Preferred Stock Purchase Agreement, which is filed as Exhibit 12 to this Amendment No. 7 and is incorporated herein by this reference.

It is the understanding of the Reporting Persons that there are currently outstanding 3,316,666 shares of Series B Preferred Stock, of which Aisling Capital II, L.P. (“Aisling”) holds 3,000,000 or 90%.  The holders of a majority of the Series B Preferred Stock have the right to appoint two (2) of the four (4) directors of Planet Technologies and further has the right to expand the Board of Directors of Planet Technologies to seven (7) from five (5) directors and has the right to appoint the two (2) additional directors.  It is the understanding of the Reporting Persons that as part of the transaction, effective November 8, 2007, the following directors resigned from Planet Technologies’ Board of Directors: (1) Eric Freedus, (2) H. Mac Busby, (3) Michael Trinkle, (4) Michael Walsh, and (5) Ellen Preston, the number of directors was amended to five (5) from seven (7) directors, and the following persons were appointed as directors to serve with Scott Glenn and Ed Steube:  William Thomas Willoughby, Andrew N. Schiff and Brett I.W. Zbar.  Messrs. Schiff and Zbar were each appointed members of the Board of Directors pursuant to the acquisition of the Series B Preferred Stock by Aisling.

As a condition precedent for Aisling to acquire the Series B Preferred Stock, Windamere, Fog City, and certain other holders of Common Stock of Planet Technologies, representing in the aggregate approximately 60% or the Common Stock of Planet Technologies, entered into the following agreements in addition to the Series B Preferred Stock Purchase Agreement:

1.                                       Investors’ Rights Agreement attached hereto as Exhibit 13, which is incorporated herein by this reference;

2.                                       Voting Agreement attached hereto as Exhibit 14, which is incorporated herein by this reference;

3.                                       Right of First Refusal and Co-Sale Agreement attached hereto as Exhibit 15, which is incorporated herein by this reference

4.                                       Side Letter attached hereto as Exhibit 16, which is incorporated herein by this reference; and

5.                                     Lock Up Letter attached hereto as Exhibit 17, which is incorporated herein by this reference.

The Investors’ Rights Agreement provides rights to the Series B Preferred Stock holders including (a) the right, under certain circumstances, to require Planet Technologies to file certain registration statements, and (b) the right of first offer to future stock issuances, subject to termination prior to a qualified initial public offering.  The Voting Agreement provides certain bring-along rights, sale restrictions, and voting restrictions in favor or Aisling, which are generally not effective for so long as the shares of Common Stock remain registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act”), and for a period thereafter.  The Right of First Refusal and Co-Sale Agreement provides the Series B Preferred Stock holders, subject to certain exempt transfers, a public offering or a liquidation event, the right of first refusal to acquire any selling shareholder’s shares in Planet Technologies and the right of co-sale and participate on a pro-rata basis in the proposed transfer. The Right of First Refusal and Co-Sale Agreement also provides an agreement to lock-up the common shareholders during certain time periods relating to Planet Technologies’ proposed initial public offering. The transfer and holding restrictions in the Right of First Refusal and Co-Sale Agreement are generally not effective for so long as the shares of Common Stock remain registered pursuant to Section 12(g) of the Exchange Act, and for a period thereafter.

Pursuant to the terms of the Side Letter dated November 8, 2007 between Windamere, Fog City and Aisling Capital, Windamere and Fog City agreed to vote all Common Stock owned or controlled by them to amend and replace Planet Technologies’ Certificate of Incorporation between the first business day after which the Common Stock is no longer registered pursuant to Section 12(g) of the Exchange Act and the fifth business day thereafter.  Pursuant to the terms of the Lock-Up Letter dated November 8, 2007 between Windamere, Fog City and Planet Technologies, Windamere and Fog City agreed not to sell, assign, dispose of, exchange, pledge, encumber, hypothecate or otherwise transfer its shares of Common Stock of Planet Technologies while the Common Stock remains registered pursuant to Section 12(g) of the Exchange Act and for a period of 61 days thereafter and agreed to waive its registration rights with respect to the Common Stock for the period of time in which a holder of Series B Preferred Stock has registration rights.

It is the understanding of the Reporting Persons that Planet Technologies intends to terminate its registration under Section 12(g) of the Securities Exchange Act of 1934 following the filing of a Form 15 and take the company private. It is also the understanding of the Reporting Persons that within five (5) days following the effective date of the deregistration, Planet Technologies intends to reincorporate as a Delaware corporation.

Item 5.             Interest in Securities of the Issuer

The Reporting Persons hereby add the following disclosure to this Item 5:

(a)                                  1.                                       Amount beneficially owned:  Travelers, F&M and Split Rock may be deemed to own beneficially 1,608,000 shares of Common Stock of Planet Technologies. Windamere is the record owner of 886,000 shares of Common Stock and 83,333 shares of Series B Preferred Stock, which shares are convertible into 222,000 shares of Common Stock, of Planet Technologies. Fog City is the record owner of 500,000 shares of Common Stock of Planet Technologies. F&M is a wholly owned subsidiary of Travelers. F&M owns a controlling interest in each of Windamere and Fog City. Windamere is managed by the Managing Member, Scott L. Glenn; however, investments in excess of certain amounts or dispositions must be approved by the board of directors of Windamere. Fog City is managed by the Managing Member, Fog City Management, LLC; however, investments in excess of certain amounts or dispositions must be approved by the board of directors of Fog City. Split Rock has the right to appoint a majority of the members of the board of directors of both Windamere and Fog City. Decisions by Split Rock with respect to who to appoint as Windamere or Fog City directors are made by a two-thirds vote of the four Split Rock Managing Directors. By virtue of the affiliate relationships among the Reporting Persons, each of Travelers, F&M and Split Rock may be deemed to own beneficially 1,608,000 shares of Common Stock of Planet Technologies, Windamere may be deemed to own beneficially 1,108,000 shares of Common Stock of Planet Technologies, and Fog City may be deemed to own beneficially 500,000 shares of Common Stock of Planet Technologies described in this Amendment No. 7. In the case of Travelers, F&M, Split Rock and Windamere, the amounts indicated as beneficially owned in this Amendment No. 7 include 222,000 shares of Common Stock of Planet Technologies issuable upon the conversion of 83,333 shares of Series B Preferred Stock of Planet Technologies. The conversion price for each share of Series B Preferred Stock is initially set at $2.25 per share, subject to adjustment, for an initial conversion rate of 2-2/3 shares of Common Stock for each share of Series B Preferred Stock. The Series B Preferred Stock is not convertible until June 1, 2008, or earlier under certain circumstances as provided for in the Certificate of Determination, which is included in Exhibit B to the  Series B Preferred Stock Purchase Agreement dated November 8, 2007 by and among Planet Technologies, and certain other investors listed therein, which is filed as Exhibit 12 hereto.

2.                                       Percent of class:  The St. Paul, F&M and Split Rock:  38.2%; Windamere:  26.3%; Fog City:  12.5%. The foregoing percentages are calculated based on the 3,986,368 shares of Common Stock reported to be outstanding by the Issuer on its most recently filed quarterly report on Form 10-QSB for the quarter ended June 30, 2007.

(b)                                 Number of shares as to which each of Travelers, F&M and Split Rock has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	1,608,000

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	1,608,000

Number of shares as to which Windamere has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	1,108,000

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	1,108,000

Number of shares as to which Fog City has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	500,000

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	500,000

(c)                                  Other than as reported in this Amendment No. 7, no Reporting Person has effected any transaction in the Common Stock of Planet Technologies during the past 60 days.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons hereby add the following disclosure to this Item 6:

The shares of Series B Preferred Stock were issued pursuant to a Series B Stock Purchase Agreement dated November 8, 2007 between Planet Technologies, Windamere and certain other investors, a copy of which has been filed as Exhibit 12 to this Amendment No. 7 and is incorporated herein by reference. The Series B Stock Purchase Agreement contains terms and provisions standard and customary for these types of financing transactions, such as representations, warranties and covenants.

As a condition precedent for Aisling to acquire the Series B Preferred Stock, Windamere, Fog City, and certain other holders of Common Stock of Planet Technologies, representing in the aggregate approximately 60% or the Common Stock of Planet Technologies, entered into the following agreements in addition to the Series B Preferred Stock Purchase Agreement:

1.                                       Investors’ Rights Agreement attached hereto as Exhibit 13, which is incorporated herein by this reference;

2.                                       Voting Agreement attached hereto as Exhibit 14, which is incorporated herein by this reference;

3.                                       Right of First Refusal and Co-Sale Agreement attached hereto as Exhibit 15, which is incorporated herein by this reference

4.                                       Side Letter attached hereto as Exhibit 16, which is incorporated herein by this reference; and

5.                                       Lock Up Letter attached hereto as Exhibit 17, which is incorporated herein by this reference.

The Investors’ Rights Agreement provides rights to the Series B Preferred Stock holders including (a) the right, under certain circumstances, to require the Company to file certain registration statements, and (b) the right of first offer to future stock issuances, subject to termination prior to a qualified initial public offering. The Voting Agreement provides certain bring-along rights, sale restrictions, and voting restrictions in favor or Aisling, which are generally not effective for so long as the shares of Common Stock remain registered pursuant to Section 12(g) of the Exchange Act and for a period thereafter. The Right of First Refusal and Co-Sale Agreement provides the Series B Preferred Stock holders, subject to certain exempt transfers, a public offering or a liquidation event, the right of first refusal to acquire any selling shareholder’s shares in Planet Technologies and the right of co-sale and participate on a pro-rata basis in the proposed transfer. The Right of First Refusal and Co-Sale Agreement also provides an agreement to lock-up the common shareholders during certain time periods relating to Planet Technologies’ proposed initial public offering. The transfer and holding restrictions in the Right of First Refusal and Co-Sale Agreement are generally not effective for so long as the shares of Common Stock remain registered pursuant to Section 12(g) of the Exchange Act and for a period thereafter.

Pursuant to the terms of the Side Letter dated November 8, 2007 between Windamere, Fog City and Aisling Capital, Windamere and Fog City agreed to vote all Common Stock owned or controlled by them to amend and replace Planet Technologies’ Certificate of Incorporation between the first business day after which the Common Stock is no longer registered pursuant to Section 12(g) of the Exchange Act and the fifth business day thereafter. Pursuant to the terms of the Lock-Up Letter dated November 8, 2007 between Windamere, Fog City and Planet Technologies, Windamere and Fog City agreed not to sell, assign, dispose of, exchange, pledge, encumber, hypothecate or otherwise transfer its shares of Common Stock of Planet Technologies while the Common Stock remains registered pursuant to Section 12(g) of the Exchange Act and for a period of 61 days thereafter and agreed to waive its registration rights with respect to the Common Stock for the period of time in which a holder of Series B Preferred Stock has registration rights.

The unsecured promissory notes issued by Planet Technologies to the order of Windamere in the aggregate principal amount of $500,000, as disclosed on Amendment No. 4, Amendment No. 5 and Amendment No. 6, were cancelled and released in connection with Windamere’s purchase of the shares of Series B Preferred Stock pursuant to that certain Release of Debt dated November 8, 2007 between Planet Technologies and Windamere, a copy of which has been filed as Exhibit 18 to this Amendment No. 7 and is incorporated herein by reference.

Item 7.             Material to be Filed as Exhibits

The Reporting Persons hereby add the following exhibits to this Item 7:

Exhibit 1.7

Additional information concerning directors and executive officers of The Travelers Companies, Inc., St. Paul Fire and Marine Insurance Company, Split Rock Partners, LLC, Windamere III, LLC and Fog City Fund, LLC (Filed herewith)

Exhibit 12

Form of Series B Stock Purchase Agreement dated November 8, 2007 by and among Planet Technologies, Inc., Windamere III, LLC and certain other investors listed therein (Incorporated by reference to Exhibit 10.32 to Planet Technologies, Inc.’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 13, 2007)

Exhibit 13

Form of Investor Rights Agreement dated November 8, 2007 by and among Planet Technologies, Inc., Windamere III, LLC and certain other investors listed therein (Incorporated by reference to Exhibit E to Exhibit 10.32 to Planet Technologies, Inc.’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 13, 2007)

Exhibit 14

Form of Voting Agreement dated November 8, 2007 by and among Planet Technologies, Inc., Windamere III, LLC, Fog City Fund, LLC and certain other investors listed therein (Incorporated by reference to Exhibit H to Exhibit 10.32 to Planet Technologies, Inc.’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 13, 2007)

Exhibit 15

Form of Right of First Refusal and Cosale Agreement dated November 8, 2007 by and among Planet Technologies, Inc., Windamere III, LLC, Fog City Fund, LLC and certain other investors listed therein (Incorporated by reference to Exhibit G to Exhibit 10.32 to Planet Technologies, Inc.’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 13, 2007)

Exhibit 16	Form of Side Letter dated November 8, 2007 between Aisling Capital, Windamere III, LLC, Fog City Fund, LLC and certain other parties listed therein (Incorporated by reference to Exhibit 10.33 to

Planet Technologies, Inc.’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 13, 2007)

Exhibit 17

Form of Lock-Up Letter dated November 8, 2007 between Planet Technologies, Inc. and Windamere III, LLC (Incorporated by reference to Exhibit 10.34 to Planet Technologies, Inc.’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 13, 2007)

Exhibit 18	Form of Release of Debt dated November 8, 2007 between Planet Technologies, Inc. and Windamere III, LLC (Filed herewith)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

November 14, 2007

THE TRAVELERS COMPANIES, INC.

By:	/s/ Bruce A. Backberg
Bruce A. Backberg
Its:	Senior Vice President

ST. PAUL FIRE AND MARINE INSURANCE COMPANY

By:	/s/ Bruce A. Backberg
Bruce A. Backberg
Its:	Senior Vice President

SPLIT ROCK PARTNERS, LLC

By:	/s/ Steven L.P. Schwen
Steven L.P. Schwen
Its:	Chief Financial Officer

WINDAMERE III, LLC

By:	/s/ Scott L. Glenn
Scott L. Glenn
Its:	Managing Member

FOG CITY FUND, LLC

By: Fog City Management, LLC, its Managing Member

By:	/s/ Nancy S. Olson
Nancy S. Olson
Its:	Managing Member

EXHIBIT INDEX

Exhibit No.	Description	Method of Filing

1.7

Additional information concerning directors and executive officers of The Travelers Companies, Inc., St. Paul Fire and Marine Insurance Company, Split Rock Partners, LLC, Windamere III, LLC and Fog City Fund, LLC.

Filed herewith.

12	Form of Series B Stock Purchase Agreement dated November 8, 2007 by and among Planet Technologies, Inc., Windamere III, LLC and certain other investors listed therein.	Incorporated by reference to Exhibit 10.32 to Planet Technologies, Inc.’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 13, 2007 (File No. 000-26804)

13	Form of Investor Rights Agreement dated November 8, 2007 by and among Planet Technologies, Inc., Windamere III, LLC and certain other investors listed therein.

Incorporated by reference to Exhibit E to Exhibit 10.32 to Planet Technologies, Inc.’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 13, 2007
(File No. 000-26804)

14	Form of Voting Agreement dated November 8, 2007 by and among Planet Technologies, Inc., Windamere III, LLC, Fog City Fund, LLC and certain other investors listed therein.

Incorporated by reference to Exhibit H to Exhibit 10.32 to Planet Technologies, Inc.’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 13, 2007
(File No. 000-26804)

15	Form of Right of First Refusal and Cosale Agreement dated November 8, 2007 by and among Planet Technologies, Inc., Windamere III, LLC, Fog City	Incorporated by reference to Exhibit G to Exhibit 10.32 to Planet

	Fund, LLC and certain other investors listed therein.	Technologies, Inc.’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 13, 2007 (File No. 000-26804)

16	Form of Side Letter dated November 8, 2007 between Aisling Capital, Windamere III, LLC, Fog City Fund, LLC and certain other parties listed therein.	Incorporated by reference to Exhibit 10.33 to Planet Technologies, Inc.’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 13, 2007 (File No. 000-26804)

17	Form of Lock-Up Letter dated November 8, 2007 between Planet Technologies, Inc. and Windamere III, LLC.	Incorporated by reference to Exhibit 10.34 to Planet Technologies, Inc.’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on November 13, 2007 (File No. 000-26804)

18	Form of Release of Debt dated November 8, 2007 between Planet Technologies, Inc. and Windamere III, LLC.	Filed herewith.